Exhibit 99.1
Avago Technologies Announces Second Quarter Fiscal 2007 Financial Results
SAN JOSE, Calif., – May 31, 2007 – Avago Technologies, a leading supplier of analog interface components for communications, industrial and consumer applications, today reported financial results for its second fiscal quarter, ended April 30, 2007.
Net revenue increased to $386 million, compared with $384 million in the previous quarter and $373 million in the same period a year ago. Strong sequential growth in the industrial and automotive market was partially offset by the seasonal weakness in the wired infrastructure and consumer and computer peripherals segments.
Second Quarter 2007 GAAP Results
Gross margin of $137 million improved sequentially by $24 million to 35 percent of revenue, primarily driven by a $13 million reduction in restructuring charges. Total operating expenses of $110 million declined $15 million from the first quarter reflecting lower restructuring and stock compensation expenses recorded in the second quarter.
Including an $11 million earnout primarily from the disposed Printer ASICs business, net income in the second quarter was $4 million. This compares with $6 million in the previous quarter, which benefited from a $49 million gain generated mainly from the sale of the CMOS Image Sensor business.
During the second quarter the Company repurchased a portion of its Senior Notes, using $85 million in cash to retire $77 million principal amount of this debt tranche. Cash generation of $54 million by operating activities partially offset this outflow, resulting in cash balances of $200 million at the end of April.
Second Quarter 2007 Non-GAAP Results
Gross margin of $153 million, or 40 percent of revenue, represents a sequential improvement of 240 basis points. A more favorable product mix and higher manufacturing yields contributed to the sequential improvement. Continued efforts to optimize corporate infrastructure costs resulted in total operating expenses declining by $4 million to $96 million in the second quarter. Expanding gross margin and reduced operating expenses drove operating margin up 4 percentage points versus the first quarter, to an all time high of 15 percent of revenue.
Non-GAAP net income increased nearly three-fold sequentially to $33 million, while Adjusted EBITDA improved to $88 million from $74 million in the prior quarter.
“Our improved financial performance for the second quarter reflects the benefit of our broad product portfolio and an increasingly variable cost structure,” said Hock E. Tan, president and CEO of Avago Technologies. “Additionally, capitalizing on our cash generation capabilities, we recently initiated a strategic acquisition, expanding future opportunities for revenue growth within the attractive industrial and automotive market.”

Avago Technologies Reports Second Quarter Fiscal 2007 Financial Results
Second Quarter Financial Results Conference Call
Avago Technologies will host a conference call to review the financial results for its second quarter of fiscal 2007 today at 2:00 p.m. Pacific Time. Those wishing to access the call should dial (973) 321-1024 approximately 10 minutes prior to the start of the call. A replay will be available until Midnight Pacific Time Thursday, June 7, 2007. To access the replay, dial (973) 341-3080 (pass code: 8815896).
Non-GAAP Financial Measures
In addition to GAAP reporting, Avago reports net income or loss, as well as gross margin and operating expenses on a non-GAAP basis. This non-GAAP earnings information excludes stock based compensation expense, amortization of intangibles and unusual items and their related tax effects. In addition, we also disclose Adjusted EBITDA as measured by our principal debt instruments. Avago believes this non-GAAP earnings information provides additional insight into the Company’s on-going performance and has therefore chosen to provide this information to investors for a more consistent basis of comparison and to emphasize the results of on-going operations. These historical non-GAAP measures are in addition to, not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. A reconciliation between GAAP and non-GAAP net income (loss) is included in the tables below.
About Avago Technologies
Avago Technologies is a leading supplier of analog interface components for communications, industrial and consumer applications. With a global employee presence, Avago provides an extensive range of analog, mixed-signal and optoelectronic components and subsystems to more than 40,000 customers. The Company’s products serve four end markets: industrial and automotive, wired infrastructure, wireless communications, and computer peripherals. It is recognized for providing high-quality products along with strong customer service. Avago’s heritage of technical innovation dates back 40 years to its Agilent/Hewlett-Packard roots. Information about Avago is available on the Web at www.avagotech.com.
# # #
Safe Harbor Statement
This announcement and supporting materials may contain “forward-looking statements,” which address our expected future business and financial performance, and typically contain words such as “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For Avago, particular uncertainties which could adversely or positively affect future results include cyclicality in the semiconductor industry or in our end markets; fluctuations in interest rates; our ability to generate cash sufficient to service our debt and to fund our research and development, capital expenditures and other business needs; our continued dependence on outsourced service providers for certain key business services; our ability to maintain tax concessions in certain jurisdictions; our ability to protect our intellectual property; our competitive performance and ability to continue achieving design wins with our customers; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature. These uncertainties may cause our actual future results to be materially different than those we express in our forward-looking statements; accordingly, we caution you not to place undue reliance on these statements. Our Registration Statement on Form F-4 filed with the SEC on January 8, 2007, recent Current Reports on Form 6-K, and other Avago filings with the U.S. Securities and Exchange Commission (“SEC”) (which you may obtain for free at the SEC’s website at http://www.sec.gov) discuss some of the important risk factors that may affect our business, results of operations, and financial condition. These forward-looking statements are made only as of the date of this communication and Avago undertakes no obligation to update or revise these forward-looking statements.
*****************************************************************************
Investor Contact:
Jim Fanucchi
Summit IR Group Inc.
(408) 404-5400
jim@summitirgroup.com

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS — UNAUDITED
(IN MILLIONS)

	Three months ended
	April 30,	January 31,	April 30,
	2007	2007	2006
Net revenue	$386	$384	$373
Costs and expenses:
Cost of products sold:
Cost of products sold	233	242	229
Amortization of intangible assets	15	15	16
Restructuring charges	1	14	—

Total cost of products sold	249	271	245
Research and development	52	51	48
Selling, general and administrative	47	58	72
Amortization of intangible assets	8	8	22
Restructuring charges	3	8	—

Total costs and expenses	359	396	387

Income (loss) from operations	27	(12)	(14)
Interest expense	(28)	(29)	(40)
Loss on extinguishment of debt	(10)	—	—
Other income, net	5	1	4

Loss from continuing operations before income taxes	(6)	(40)	(50)
Provision for income taxes	1	3	1

Loss from continuing operations	(7)	(43)	(51)
Income from and gain on discontinued operations, net of income taxes	11	49	3

Net income (loss)	$4	$6	$(48)

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
FINANCIAL SUMMARY (NON-GAAP) — UNAUDITED
(IN MILLIONS, except percentages)

	Three months ended
	April 30,	January 31,	April 30,
	2007	2007	2006
Net revenue	$386	$384	$373
Gross margin	153	143	144
% of net revenue	40%	37%	39%
Research and development	$52	$51	$48
Selling, general and administrative	$44	$49	$72

Total operating expenses	$96	$100	$120
% of net revenue	25%	26%	32%
Income from operations	$57	$43	$24
Interest expense	$(28)	$(29)	$(40)

Net income (loss)	$33	$12	$(13)
The financial summary excludes amortization of acquisition-related intangibles, stock based compensation (including the adoption of FAS123R at the beginning of fiscal 2007), restructuring charges, loss on extinguishment of debt, and income from and gain on discontinued operations.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
FINANCIAL BRIDGE: GAAP TO NON-GAAP — UNAUDITED
(IN MILLIONS)

	Three months ended
	April 30,	January 31,	April 30,
	2007	2007	2006
Net income (loss) on GAAP basis	$4	$6	$(48)

Amortization of acquisition-related intangibles
Cost of products sold	15	15	16
Operating Expenses	8	8	22

	23	23	38

Stock-based compensation expense
Cost of products sold	—	1	—
Operating Expenses	3	9	—

	3	10	—

Restructuring charges
Cost of products sold	1	14	—
Operating Expenses	3	8	—

	4	22	—

Loss on extinguishment of debt	10	—	—

Income from and gain on discontinued operations	(11)	(49)	(3)

Net income (loss) on Non-GAAP basis	$33	$12	$(13)

To supplement our unaudited condensed consolidated financial statements presented in accordance with GAAP, we have shown above a non-GAAP presentation of the Company’s net income (loss), which is adjusted to reflect the GAAP results excluding amortization of acquisition-related intangibles, stock based compensation, restructuring charges, loss on extinguishment of debt, and income from and gain on discontinued operations. This non-GAAP presentation is provided to enhance the reader’s overall understanding of the comparability of the Company’s financial performance between periods.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA — UNAUDITED
(IN MILLIONS)

	Three months ended
	April 30,	January 31,	April 30,
	2007	2007	2006
Net income (loss)	$4	$6	$(48)
Interest expense, net	28	29	40
Income taxes	1	3	1
Depreciation and amortization expense	44	45	59

EBITDA	77	83	52

Restructuring charges	4	22	—
Purchase accounting adjustments	4	5	11
Stock-based compensation	3	10	—
Unusual or non-recurring charges	1	3	11
Loss on extinguishment of debt	10	—	—
Transition Service Agreement Payments	—	—	14
Income from and gain on discontinued operations	(11)	(49)	(3)

Adjusted EBITDA	$88	$74	$85

EBITDA represents net income (loss) before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted to give effect to certain items that are required in calculating covenant compliance under our senior and senior subordinated notes as well as under our senior secured credit facility. Adjusted EBITDA is calculated by subtracting from or adding to EBITDA items of income or expense described above. EBITDA and Adjusted EBITDA do not represent net income (loss), as that term is defined under GAAP, and should not be considered as an alternative to net income as an indicator of our operating performance.
Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow available for management or discretionary use as such measures do not consider certain cash requirements such as capital expenditures, tax payments and debt service requirements. EBITDA and Adjusted EBITDA as presented herein are not necessarily comparable to similarly titled measures.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS — UNAUDITED
(IN MILLIONS)

	April 30,	January 31,	October 31,
	2007	2007	2006 (1)
ASSETS

Current assets:
Cash and cash equivalents	$200	$240	$272
Trade accounts receivable, net	206	176	187
Inventory	143	166	169
Other current assets	40	44	34

Total current assets	589	626	662
Property, plant and equipment, net	388	403	417
Goodwill	116	116	116
Intangible assets, net	914	937	973
Other long-term assets	39	42	49

Total assets	$2,046	$2,124	$2,217

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities:
Accounts payable	$126	$136	$165
Employee compensation and benefits	46	42	68
Accrued interest	35	19	38
Capital lease obligations — current	2	2	3
Other current liabilities	26	43	77

Total current liabilities	235	242	351

Long-term liabilities:
Long-term debt	923	1,000	1,000
Capital lease obligations — non-current	4	5	4
Other long-term liabilities	30	30	31

Total liabilities	1,192	1,277	1,386

Shareholder’s equity:
Ordinary shares, no par value	1,071	1,068	1,058
Accumulated deficit	(217)	(221)	(227)

Total shareholder’s equity	854	847	831

Total liabilities and shareholder’s equity	$2,046	$2,124	$2,217

(1)	Amounts as of October 31, 2006 have been derived from audited financial statements as of that date.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — UNAUDITED
(IN MILLIONS)

	Three Months Ended
	April 30, 2007	January 31, 2007	April 30, 2006
Cash flows from operating activities:
Net income (loss)	$4	$6	$(48)

Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:

Depreciation and amortization	44	45	61
Amortization of debt issuance costs	1	1	6
Gain on divestiture	—	(48)	—
Loss on extinguishment of debt	10	—	—
Loss on sale of property, plant and equipment	2	—	1
Share-based compensation	3	10	—
Changes in assets and liabilities, net of acquisition and dispositions:
Trade accounts receivable	(30)	11	53
Inventory, net	23	3	(8)
Accounts payable	(10)	(29)	7
Employee compensation and benefits	4	(25)	19
Other current assets and current liabilities	—	(56)	13
Other long-term assets and long-term liabilities	3	6	5

Net cash (used in) provided by operating activities	54	(76)	109

Cash flows from investing activities:
Purchase of property, plant and equipment	(8)	(11)	(23)
Acquisitions, net of cash acquired	—	—	8
Proceeds from sale of discontinued operation	—	55	420

Net cash (used in) provided by investing activities	(8)	44	405

Cash flows from financing activities:
Debt repayments	(85)	—	(475)
Issuance of ordinary shares, net of issuance costs	—	—	2
Payment on capital lease obligation	(1)	—	—

Net cash (used in) provided by financing activities	(86)	—	(473)

Net increase (decrease) in cash and cash equivalents	(40)	(32)	41
Cash and cash equivalents at the beginning of period	240	272	169

Cash and cash equivalents at end of period	$200	$240	$210